UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38652

X Financial

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

(Address of principal executive office)

Registrant’s phone number, including area code

+86-755-8628 2977

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

X Financial (NYSE: XYF) (the “Company”) today announced to hold the Annual Shareholders Meeting on December 9, 2022.

The Company’s Annual Shareholders Meeting will be held on December 9, 2022, at 10:00 a.m. local time. The meeting will take place at 7/F – 8/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue, Nanshan District, Shenzhen, China, 518067.

EXHIBIT INDEX

Exhibit 99.1 - Press Release dated November 14, 2022 titled “X Financial to Hold Annual General Meeting on December 9, 2022.”
Exhibit 99.2 - Notice of Annual General Meeting of Shareholders of X Financial to be held on December 9, 2022 (the “2022 AGM”)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

X Financial

By:	/s/ Yue (Justin) Tang
Name:	Yue (Justin) Tang
Title:	Chairman and Chief Executive Officer

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